SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lightning eMotors, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53228T101
(CUSIP Number)

David R. Clouse
BP Technology Ventures Inc.
501 Westlake Park Boulevard
Houston, Texas 77079
Tel: (281) 800-2199
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 53228T101

1	NAME OF REPORTING PERSON BP Technology Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,925,496(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,925,496(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,925,496(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 31.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 3 for additional information.
(2)
Consists of (i) 15,974,586 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock, (ii) 398,986 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock dividends, (iii) 934,925 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock upon the automatic conversion of pre-merger Lightning eMotors convertible notes, (iv) 3,116,996 shares of New Lightning eMotors Common Stock issuable upon exercise of pre-merger Lightning Systems warrants, assuming cashless exercise and (v) 2,500,000 shares of New Lightning eMotors Common Stock purchased in connection with the PIPE Subscription Agreement.

(3)	The percentage is based upon 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

13D
CUSIP No. 53228T101

1	NAME OF REPORTING PERSON BP Corporation North America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,925,496(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,925,496(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,925,496(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 31.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 3 for additional information.
(2)
Consists of (i) 15,974,586 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock, (ii) 398,986 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock dividends, (iii) 934,925 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock upon the automatic conversion of pre-merger Lightning eMotors convertible notes, (iv) 3,116,996 shares of New Lightning eMotors Common Stock issuable upon exercise of pre-merger Lightning Systems warrants, assuming cashless exercise and (v) 2,500,000 shares of New Lightning eMotors Common Stock purchased in connection with the PIPE Subscription Agreement.

(3)	The percentage is based upon 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

13D
CUSIP No. 53228T101

1	NAME OF REPORTING PERSON BP America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,925,496(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,925,496(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,925,496(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 31.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 3 for additional information.
(2)
Consists of (i) 15,974,586 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock, (ii) 398,986 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock dividends, (iii) 934,925 shares of New Lightning eMotors Common Stock issued in exchange for Lightning Systems Common Stock upon the automatic conversion of pre-merger Lightning eMotors convertible notes, (iv) 3,116,996 shares of New Lightning eMotors Common Stock issuable upon exercise of pre-merger Lightning Systems warrants, assuming cashless exercise and (v) 2,500,000 shares of New Lightning eMotors Common Stock purchased in connection with the PIPE Subscription Agreement.

(3)	The percentage is based upon 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

Item 1.    Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of Lightning eMotors, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 815 14th Street SW, Suite A100, Loveland, Colorado 80537. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2.    Identity and Background
(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):
(i)    BP Technology Ventures Inc., a Delaware corporation;
(ii)    BP Corporation North America Inc., an Indiana corporation; and
(iii)    BP America Inc., a Delaware corporation.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Schedule 13D as Exhibit 99.1.

BP Technology Ventures Inc. is an investment holding vehicle, which is owned 100% by BP Corporation North America Inc., which is owned 100% by BP America Inc.

Meghan Sharp, a member of the Issuer’s board of directors, is bp’s VP of Ventures & Innovation Alignment, a business that transacts in the name of BP Technology Ventures Inc.

The principal office and business address of each of the Reporting Persons is 501 Westlake Park Blvd, Houston, Texas 77079.

(b), (c) and (f) Pursuant to Instruction C of Schedule 13D, the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the persons who may be deemed to exert control over the Reporting Persons is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration
All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Business Combination Agreement, dated as of December 10, 2020 (the “Business Combination Agreement”), by and among GigCapital3, Inc., a Delaware corporation (“GigCapital3”), Project Power Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital3, Inc. (“Merger Sub”), and Lightning Systems, Inc., a Delaware corporation (“Lightning Systems”). Merger Sub merged with and into Lightning Systems (the “Business Combination”), with Lightning Systems surviving the Business Combination as a wholly owned subsidiary of GigCapital3. The transactions contemplated by the Business Combination Agreement closed on May 6, 2021 (the “Closing”).
Pursuant to the terms of the Business Combination Agreement, the Reporting Persons received (i) 15,974,586 shares of the Issuer’s Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock, (ii) 398,986 shares of the Issuer’s Common Stock issued in exchange for Lightning Systems Common Stock received upon the automatic conversion of pre-merger Lightning Systems preferred stock dividends, (iii) 934,925 shares of the Issuer’s Common Stock issued in exchange for Lightning Systems Common Stock upon the automatic conversion of pre-merger Lightning eMotors convertible notes, (iv) 3,116,996 shares of the Issuer’s Common Stock issuable upon exercise of pre-merger Lightning Systems warrants, assuming cashless exercise and (v) 2,500,000 shares of the Issuer’s Common Stock purchased in connection with the PIPE Subscription Agreement.
Item 4.    Purpose of Transaction
The Reporting Persons acquired the securities of the Issuer for investment purposes. Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. The Reporting Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.    Interest in Securities of the Issuer
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.
(a),(b)    The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.
The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 31.3% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned assumes 73,229,705 shares of Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021, and assuming that all of the shares underlying the pre-merger warrants to purchase approximately 3,116,996 shares of Common Stock have been exercised and are outstanding.

Each of the Reporting Persons may be deemed to have beneficial ownership of the foregoing 22,925,496 shares of Common Stock held directly by BP Technology Ventures Inc.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.
(c)    Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.
(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement (the “Joint Filing Agreement”), dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Upon the execution of the Business Combination Agreement, GigCapital3 and certain stockholders of Lightning Systems entered into a Stockholder Support Agreement, dated as of December 10, 2020 (the “Stockholder Support Agreement”), pursuant to which, such Lightning Systems stockholders agreed to vote all of their shares of Lightning Systems Common Stock and Lightning Systems preferred stock in favor of the approval and adoption of the Business Combination and the Business Combination Agreement. Additionally, such Lightning Systems stockholders agreed not to (a) sell, assign, transfer (including by operation of law), pledge, dispose of, permit to exist any material lien with respect to or otherwise encumber any of their shares of Lightning Systems Common Stock and Lightning Systems preferred stock (or enter into any arrangement with respect thereto), subject to certain exceptions, or (b) deposit any of their shares of Lightning Systems Common Stock and Lightning Systems preferred stock into a voting trust or enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.

In connection with the Business Combination, GigCapital3 and certain stockholders of Lightning Systems (the “Holders”) entered into the Registration Rights and Lock-up Agreement on the Closing Date (the “Registration Rights and Lock-up Agreement”). Pursuant to the terms of the Registration Rights and Lock-up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-up Agreement and subject to certain requirements and customary conditions, including with the Issuer regarding the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by such Holders. The Registration Rights and Lock-up Agreement also provided the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-up Agreement further provides that, subject to certain exceptions, each of the Holders will not transfer any shares of Common Stock beneficially owned or owned of record by such the Holders until the earlier of (i) 180 days after the date of the Closing or (ii) the date on which, subsequent to the Business Combination, the last sale price of the Common Stock (x) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 90 days after the Business Combination, or (y) the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided that in the sole discretion of the majority of the independent members of the Board, such lock-up period may end earlier than as provided therein upon written notice to the Holders.

In connection with the execution of the Business Combination Agreement, GigCapital3 entered into a subscription agreement (the “PIPE Subscription Agreement”), dated as of December 10, 2020, with BP Technology Ventures Inc. (the “PIPE Investor”), pursuant to which, among other things, GigCapital3 agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of 2,500,000 shares of GigCapital3 Common Stock at $10.00 per share, for an aggregate purchase price of $25,000,000, to the PIPE Investor. The purpose of the PIPE Subscription Agreement is to raise additional capital for use by Lightning eMotors, Inc. following the Closing. The obligations to consummate the subscription are conditioned upon, among other things, all conditions precedent to the Closing of the transactions contemplated by GigCapital3’s Convertible Note Subscription Agreements having been satisfied or waived, and the Closing of the transaction contemplated by the PIPE Subscription Agreement occurring concurrently with the Closing of the transactions contemplated by the Convertible Note Subscription Agreements.

References to and descriptions of the Joint Filing Agreement, Business Combination Agreement, Stockholder Support Agreement, Registration Rights and Lock-up Agreement, and PIPE Subscription Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Joint Filing Agreement, Business Combination Agreement, Stockholder Support Agreement, Registration Rights and Lock-up Agreement, and PIPE Subscription Agreement, which are filed as exhibits hereto and are incorporated by reference herein.
Item 7.    Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of the date hereof.
Exhibit 99.2
Business Combination Agreement, dated as of December 10, 2020, by and among GigCapital3, Merger Sub and Lightning Systems (incorporated by reference to Annex A to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-251862)).

Exhibit 99.3
Registration Rights and Lock-Up Agreement, dated as of May 6, 2021, by and between the Issuer and BP Technology Ventures Inc. (incorporated by reference to Annex E to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-251862)).

Exhibit 99.4
Stockholder Support Agreement, dated as of December 10, 2020, by and between GigCapital3 and certain stockholders of Lightning Systems (incorporated by reference to Annex D to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-251862)).

Exhibit 99.5
PIPE Subscription Agreement, dated as of December 10, 2020, by and between GigCapital3 and BP Technology Ventures Inc. (incorporated by reference to Annex F to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-251862)).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2021	BP TECHNOLOGY VENTURES INC.

	By:	/s/ Susan Baur
	Name:	Susan Baur
	Title:	Vice President

BP CORPORATION NORTH AMERICA INC.

	By:	/s/ Susan Baur
	Name:	Susan Baur
	Title:	Vice President

BP AMERICA INC.

	By:	/s/ Susan Baur
	Name:	Susan Baur
	Title:	Vice President

Exhibit 99.1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share, of Lightning eMotors Inc., a Delaware corporation (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of May 14, 2021.

BP TECHNOLOGY VENTURES INC.

By:	/s/ Susan Baur
Name:	Susan Baur
Title:	Vice President

BP CORPORATION NORTH AMERICA INC.

By:	/s/ Susan Baur
Name:	Susan Baur
Title:	Vice President

BP AMERICA INC.

By:	/s/ Susan Baur
Name:	Susan Baur
Title:	Vice President

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF
BP TECHNOLOGY VENTURES INC., BP CORPORATION NORTH AMERICA INC. AND
BP AMERICA INC.

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of BP Technology Ventures Inc., BP Corporation North America and BP America Inc. The business address of each director and executive officer is c/o BP Technology Ventures Inc., 501 Westlake Park Blvd, Houston, Texas 77079.

Directors and Executive Officers of BP Technology Ventures Inc.	Present Principal Occupation or Employment and Principal Business and Business Address	Citizenship(s)
Susan Baur	Vice President and Director of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Maria Travis	Director of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mark Hennen	Director and Tax Officer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Meghan Sharp	President of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nicholas Burgin	Vice President and General Tax Officer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	UK
KaRan Reed	Vice President of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Craig B. Vaughn	Vice President of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Thu Dang	Treasurer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nike Thorpe	Secretary of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Carol Clenney	Tax Officer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mark Hennen	Tax Officer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Tina B. Kirby	Tax Officer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Rita Pop	Tax Officer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Joletta D. Martin	Assistant Treasurer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Xin (Cindy) Wang	Assistant Treasurer of BP Technology Ventures Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA

Directors and Executive Officers of BP Corporation North America Inc.	Present Principal Occupation or Employment and Principal Business and Business Address	Citizenship(s)
David Lawler	President and Director of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nicholas Burgin	Vice President, General Tax Officer and Director of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	UK
Maria Travis	Vice President, Chief Financial Officer and Director of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Susan Baur	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Damian Bilbao	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mark Crawford	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Greg Dagley	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Gordon B. Ferguson	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA, UK
Donald L. Kettering	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
KaRan Reed	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Joseph Sontchi	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Michael Stender	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mary Streett	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Cliff York	Vice President of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nicholas G. Stell	Controller of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Carol Clenney	Tax Officer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mark Hennen	Tax Officer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Tina B. Kirby	Tax Officer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Rita Pop	Tax Officer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Thu Dang	Assistant Treasurer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Joletta D. Martin	Assistant Treasurer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Xin (Cindy) Wang	Assistant Treasurer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Jason Alverado	Assistant Secretary of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA

Nike Thorpe	Assistant Secretary of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
John Jackson	Vice President and Treasurer of BP Corporation North America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA

Directors and Executive Officers of BP America Inc.	Present Principal Occupation or Employment and Principal Business and Business Address	Citizenship(s)
David Lawler	President and Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Orlando A. Alvarez	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nicholas Burgin	Vice President, General Tax Officer and Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	UK
Clive Christison	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Kola Fagbayi	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Richard Neil Harding	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Janet Kong	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Kirsty McCormack	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Amber Russell	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Richard Saenz	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Douglas Sparkman	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mary Streett	Vice President and Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Starlee Sykes	Vice President and Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Maria Travis	Vice President, Chief Financial Officer and Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Alistair Ross Vickers	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Morag S. Watson	Director of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
KaRan Reed	Vice President of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Thu Dang	Treasurer of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nicholas G. Stell	Controller of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Carol Clenney	Tax Officer of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA

Rita Pop	Tax Officer of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Joletta D. Martin	Assistant Treasurer of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Xin (Cindy) Wang	Assistant Treasurer of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Nike Thorpe	Assistant Secretary of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
John Jackson	Vice President and Treasurer of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Susan Baur	Vice President and Secretary of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA
Mark Crawford	Vice President and General Counsel of BP America Inc. 501 Westlake Park Boulevard, Houston, TX 77079	USA